☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NO. 0-33001 CUSIP NUMBER 639050103

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Natus Medical Incorporated

Full Name of Registrant:

Former Name if Applicable:

1501 Industrial Road

Address of Principal Executive Office (Street and Number):

San Carlos, California 94070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant expects to file the subject Report of Form 10-K for the fiscal year ended December 31, 2003 on or before the fifteenth calendar day following the due date. The Form could not be filed by the date required due to unanticipated delays in assembling all information required to be included in the Form 10-K, and uncertainties as to the proper accounting treatment of certain stock option awards, which has delayed the completion of the auditors’ review of the report.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven J. Murphy	(650)	802-0400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the year ended December 31, 2002 the company reported revenue of $27.0 million and net loss available to common stockholders of $7.5 million. For the year ended December 31, 2003, the company expects to report revenue of $31.6 million, and to report a net loss that is significantly less than that reported for the corresponding period in 2002.

(4)	Exhibits.

Exhibit No.	Description

99.1	Statement of BDO Seidman, LLP dated March 31, 2004.

Natus Medical Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2004	By:	/s/ Steven J. Murphy

Name: Steven J. Murphy Title: Vice President of Finance